Applied Therapeutics, Inc.

545 5th Avenue, Suite 1400

New York, New York 10173

January 21, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Attn:       Jeffrey Gabor

Re:	Applied Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-235988)
Request for Acceleration of Effective Date

Mr. Gabor:

We refer to the registration statement on Form S-1 (File No. 333-235988) (the “Registration Statement”), of Applied Therapeutics, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.0001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:30 P.M. (Eastern time) on Tuesday, January 21, 2020, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please call Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3416, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Applied Therapeutics, Inc.

By:	/s/ Shoshana Shendelman
	Name:	Shoshana Shendelman
	Title:	President and Chief Executive Officer (Principal Executive Officer)